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                          July 6, 2022

       Daniel O   Connell
       Chief Executive Officer
       Acumen Pharmaceuticals, Inc.
       427 Park St.
       Charlottesville, VA 22902

                                                        Re: Acumen
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 1, 2022
                                                            File No. 333-266004

       Dear Mr. O   Connell:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Katherine Denby